Exhibit 99.02

Compensation Committee Charter

Purpose

The purpose of the Compensation Committee (the Committee) is to oversee Curative Biotechnology’s compensation programs. The Committee will provide this oversight through a process that supports Curative Biotechnology’s business objectives and incorporates sound corporate governance principles. The Committee will also broadly oversee matters relating to the attraction, motivation, development and retention of all of Curative Biotechnology. In undertaking these responsibilities, the Committee shall take into account factors it deems appropriate from time to time, including Curative Biotechnology’s business strategy, the risks to Curative Biotechnology and its business implied by its executive compensation and incentive programs and awards, and the results of any shareholder advisory votes with respect thereto.

To this end, the Committee shall (i) establish, oversee and administer Curative Biotechnology’s employee compensation policies and programs, (ii) review and approve compensation and incentive programs and awards for Curative Biotechnology’s executive officers and the non-employee members of Curative Biotechnology’s Board of Directors, (iii) administer Curative Biotechnology’s equity compensation plans, and (iv) perform other tasks necessary to promote sound corporate governance principles related to compensation at Curative Biotechnology.

Appointment, Membership and Organization

The members of the Committee will be appointed by the Board of Directors and will consist of at least two (2) independent members of the Board of Directors. Each member of the Committee will be “independent” in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) and the rules of the NASDAQ, a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and at least two of the Committee members will qualify as “outside directors” under Section 162(m) of the Internal Revenue Code of 1986.

Unless the chair of the Committee is elected by the Board of Directors, the members of the Committee shall designate a chair by the majority vote of the full Committee membership. The Committee may change the chair at any time.

The Chairman of the Board of Directors, any member of the Committee or the Secretary of Curative Biotechnology may call meetings of the Committee. Each appointed Committee member will be subject to annual reconfirmation and may be removed by the Board of Directors at any time.

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Responsibilities and Authority

The Committee will have the following responsibilities and authority:

1. Review and approve Curative Biotechnology’s general compensation strategy.

2. Establish annual and long-term performance goals for Curative Biotechnology’s executive officers.

3. Conduct and review with the Board of Directors an annual evaluation of the performance of Curative Biotechnology’s executive officers.

4. Evaluate the competitiveness of the compensation of Curative Biotechnology’s executive officers.

5. Review and approve the selection of Curative Biotechnology’s peer companies for the purpose of setting compensation matters.

6. Review and approve all salaries, bonuses, equity awards, perquisites, post-service arrangements, and other compensation and benefit plans for Curative Biotechnology’s Chief Executive Officer and all other executive officers. Curative Biotechnology’s Chief Executive Officer (and any other executive officer) shall not be present during voting or deliberations regarding his or her own compensation.

7. Review and approve the terms of any offer letters, employment agreements, termination agreements or arrangements, change-in-control agreements, indemnification agreements and other material agreements between Curative Biotechnology, on the one hand, and its executive officers, on the other.

8. Act as the administering Committee for Curative Biotechnology stock and bonus plans and for any equity or cash compensation arrangements that may be adopted from time to time, with such authority and powers as are set forth in the respective instruments establishing such arrangements, including establishing performance metrics, determining bonus payouts and granting equity awards to employees and executive officers.

9. Provide oversight for Curative Biotechnology’s overall compensation plans and benefit programs, monitor trends in executive and overall compensation and make recommendations to the Board of Directors with respect to improvements to such plans and programs or the adoption of new plans and programs.

10. Review and approve compensation programs as well as salaries, fees, bonuses and equity awards for the CEO and the non-employee members of the Board of Directors.

11. Monitor total equity usage for compensation and establish appropriate equity dilution levels.

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12. Report to the Board of Directors on the Committee’s activities.

13. If required by applicable state and / or federal securities laws, review and discuss with management the annual Compensation Discussion and Analysis (CD&A) disclosure and the related tabular presentations regarding named executive officer compensation and, based on this review and discussions, recommend including the CD&A disclosure and related tabular presentations in Curative Biotechnology’s public filings.

14. If required by applicable state and / or federal securities laws, prepare and approve the annual Compensation Committee Report to be included in Curative Biotechnology’s annual public filings.

15. Review and reassess the adequacy of this charter at least once a year.

16. The Committee has the power to investigate any matter brought to its attention, with full access to all Curative Biotechnology books, records, facilities and employees.

17. The Committee has the sole authority to select, retain and terminate a compensation consultant, legal counsel or other advisor to advise the Committee, at the expense of Curative Biotechnology, and to approve the terms of any such engagement and the fees of any such consultant, legal counsel or advisor. Before selecting or receiving advice from a compensation consultant, legal counsel or other advisor, the Committee will consider the independence factors itemized in NASDQ Rule 5605(d)(3), and other factors as may be required by applicable law.

Meetings and Minutes

The Committee will meet at least one time each year, and will keep minutes of each meeting. The Committee decides when and where it will meet.

Unless the Board of Directors or this Charter provides otherwise, the Committee can make, alter or repeal rules for the conduct of its business. In the absence of these rules, the Committee will conduct its business in the same way the Board of Directors conducts its business.

Delegation of Authority

The Committee can delegate any of its responsibilities to the extent allowed under applicable law. The Committee may form and delegate authority to subcommittees if the Committee feels this is appropriate. The Committee may also delegate to one or more executive officers the power to administer stock and bonus plans for any equity or cash compensation including establishing performance metrics, determining bonus payouts and granting equity awards to non- executive officers, employee and consultants.

Date of Adoption: August 26, 2021.

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